ALMADEN MINERALS LTD.

MANAGEMENT’S DISCUSSION & ANALYSIS

For the Nine Months Ended September 30, 2008

Almaden Minerals Ltd. (“Almaden” or “the Company”) is an exploration stage company engaged in the acquisition, exploration and development of mineral properties of merit with focus on Canada, the United States and Mexico with the aim of developing them to a stage where they can be exploited at a profit or where joint ventures may be arranged whereby other companies provide funding for development and exploitation.  The Company’s common stock is quoted on the NYSE Alternext US under the trading symbol AAU and on the Toronto Stock Exchange under the symbol AMM.

This management discussion and analysis of the consolidated operating results and financial condition of the Company for the nine months ended September 30, 2008 is prepared as of November 12, 2008 and should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2007 and the unaudited consolidated financial statements for the nine months ended September 30, 2008 which have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).  All dollar amounts referred to in this discussion and analysis are expressed in Canadian dollars except where indicated otherwise.  Additional information relating to Almaden is available on its website at www.almadenminerals.com, on the Canadian Securities Administrator’s website at www.sedar.com, and on the EDGAR section of the United States Securities and Exchange Commission’s website at www.sec.gov.

OVERALL PERFORMANCE

During the nine months ended September 30, 2008, Almaden continued to focus on identifying and acquiring mineral exploration projects that the Company could upgrade by way of early stage exploration and then option to other parties for further exploration and development.  Exploration was carried out during the period on several properties to prepare them for possible optioning out.  The Company negotiated a new option agreement on the Tropico project in Mexico and sold its Prospector Mountain property in the Yukon.

Exploration work was also carried out by others on projects already optioned out.  The sections in this document titled “Exploration – Canada”, “Exploration – Mexico” and “Exploration – United States” fully describe the activities in this quarter.

Almaden’s cash position at September 30, 2008 was $13.1 million.  Expenditures during the period were offset by a $250,000 flow-through financing (see “Liquidity and Capital Resources”) and the proceeds from the sale of marketable securities and from the exercise of stock options.

RESULTS OF OPERATIONS – Third Quarter

For the quarter ended September 30, 2008, the Company recorded a net loss of $1,017,095 or $0.03 per share (2007 – $599,652 or $0.02 per share).  The increase in net loss was primarily due to lower income on mineral property options during the current quarter.  The write-down of interests in mineral properties increased and stock option compensation decreased when compared to the same period in the previous year.

Because the Company is an exploration company, it has no revenue from mining operations.  During the quarters ended September 30, 2008 and 2007, revenue consisted entirely of interest income.  During the current quarter, the Company had a loss from its drilling program as a result of incurring expenses in preparation of drilling programs to be undertaken in the following quarter on behalf of third parties and the adjustment of an amount recorded in the prior quarter.

General and administrative expenses were $279,905 in the third quarter ended September 30, 2008, consistent with the third quarter ended September 30, 2007 - $298,173.  Office and rent expense were lower in the current quarter as the Company rented out a portion of its office space to a third party during the current year.  Travel and promotion increased in the current quarter with the Company participating in the Agora Financial Investment Symposium and hosting a Ludwig von Mises Institute seminar, Choice in Money: the path to sound currency.  The Company also continued to retain Casey Research for a sponsored profile on the Kitco Casey website.

General exploration expenses of $189,556 were lower in the quarter ended September 30, 2008 (2007 - $258,136) with less regional exploration being undertaken.

Significant non-cash items in the current quarter include income on mineral property options and write-down of interests in mineral properties.  Income on mineral property options consists of equity securities and/or cash payments received pursuant to mineral property option agreements and reflect the excess of market value, in the case of the marketable securities, at the time of receipt over the carrying value of the property. This income is primarily from the completion of the sale of the Prospector Mountain property in the Yukon.  Write-downs of interests in mineral properties fluctuate period to period based on management’s evaluation of the carrying value of each mineral property interest held at that time.  During the comparable quarter, stock option compensation was also greater. Stock option compensation is directly related to, and fluctuates based on, the number of stock options granted and vested during any period.  In addition, the Company has had a drop in value of its marketable securities of $1.1 million during the quarter ended September 30, 2008.

RESULTS OF OPERATIONS – Year to date

For the nine months ended September 30, 2008, the Company recorded a net loss of $2,597,449 or $0.06 per share (2007 – $746,132 or $0.02 per share).  The increase in net loss was primarily due to lower income on mineral property options realized in the nine months ended September 30, 2008 and recognizing a future income tax recovery of $642,600 during the nine months ended September 30, 2007 relating to flow-through shares issued during 2006 and renounced in 2007.

Because the Company is an exploration company, it has no revenue from mining operations.  During the nine months ended September 30, 2008, revenue consisted of interest income, profits from induced polarization surveys and drilling programs undertaken on behalf of third parties, and the sale of certain geological data which is included in other income.  During the nine months ended September 30, 2007, revenue consisted of interest income and the recovery of value-added tax in Mexico included in other income.  The recovery of value-added tax in Mexico has decreased as the Company has recovered much of prior year’s payments.

General and administrative expenses were $892,421 in the nine months ended September 30, 2008 (2007 - $1,013,220).  Office and rent expense were reduced as the Company rented out a portion of its office space to a third party during the current year.  Also in the comparable period, office expense increased due to retaining new personnel. Travel and promotion decreased in the current period with the Company participating in the Vancouver Resource Investment Conference, the Prospectors and Developers Association Conference, the Casey Investment Conference in Phoenix, the World Gold Conference and the Agora Financial Investment Symposium. The Company’s President made presentations to brokers and fund managers in London and Paris and the Company hosted a Ludwig von Mises Institute seminar, Choice in Money: the path to sound currency.  The Company continued to retain Casey Research for a sponsored profile on the Kitco Casey website.

General exploration expenses were $963,628 in the nine months ended September 30, 2008 (2007 - $1,083,688).  The decrease is due to less regional exploration being undertaken in Mexico and western USA.  General exploration expenses also included an amount for a late invoice received in the period for a property which was dropped in prior periods.  This invoice was paid in the subsequent quarter.

Significant non-cash items are discussed above

The Company has not in the past and does not presently intend to pay dividends in the foreseeable future, as earnings, if any, would be retained for use in developing and expanding its business.

SUMMARY OF QUARTERLY INFORMATION

The following table sets forth selected quarterly financial information for each of the Company’s last eight quarters:

	Sep 30 2008	Jun 30 2008	Mar 31 2008	Dec 31 2007	Sep 30 2007	Jun 30 2007	Mar 31 2007	Dec 31 2006
Total revenues	$(79,912)	$297,264	$260,683	$136,224	$161,495	$254,247	$200,332	$271,051
Net loss	1,017,095	887,160	693,194	302,688	599,652	117,806	28,674	583,927
Net loss per share	0.03	0.02	0.01	0.00	0.02	0.00	0.00	0.01
Income on mineral property Options	239,916	89,184	10,465	179,662	1,038,287	345,472	14,275	233,305
Write-down of interests in mineral properties	628,405	219,407	219,148	170,683	361,264	49,411	165,515	665,577
Stock option compensation	36,400	65,000	39,600	115,500	585,000	-	-	-
Working capital	13,767,486	15,876,451	16,567,588	17,415,132	18,845,987	19,840,112	18,435,461	20,242,376
Total assets	25,581,920	27,713,317	27,588,325	27,969,639	28,925,586	28,625,642	28,772,437	28,719,562

Almaden’s exploration expenditures and administrative costs vary with the activities described in this MD&A.  Income on mineral property options and the recording of stock option compensation expense has caused the net loss to vary significantly between quarters.  The Company also regularly writes down its value of mineral properties and these amounts can also vary significantly with the exploration results.

LIQUIDITY AND CAPITAL RESOURCES

At September 30, 2008, the Company had working capital of $13,767,486 and cash and cash equivalents of $13,099,746 compared to working capital of $17,415,132 and cash and cash equivalents of $14,548,760 at December 31, 2007. The decrease in working capital and cash and cash equivalents is primarily due to the investment in mineral properties and marketable securities.  In addition, the market value of the Company’s inventory of gold bullion (1,597 ounces) at September 30, 2008 was $1,446,543 or $1,171,775 above book value as presented in the financial statements.  Also included in working capital is a liability arising from the contingent obligation in the event the Company is unsuccessful in its appeal of assessed additional mineral tax of $379,653 for prior years. On June 22, 2005, a petition was filed on the Company’s behalf in the Supreme Court.  The matter will proceed to British Columbia Supreme Court.  A hearing date was arranged for October 28, 2008 but due to court scheduling issues, is being reset for a date in January 2009.  The Company’s cash resources are sufficient to meet its working capital and mineral exploration requirements for at least the next year.  The Company has no long-term debt.

Cash used in operations during the quarter ended September 30, 2008 was $296,306 (2007 - cash provided by operations - $804,868), after adjusting for non-cash activities.   Significant non-cash items include income on mineral property options, write-down of interests in mineral properties and stock option compensation.  During the comparable quarter, the Company received an option payment and expenditures recoveries on the Caballo Blanco property from Canadian Gold Hunter Corp.

During the current quarter, $145,967 was received from the exercise of stock options compared to $242,000 received during the same period of the prior year.

Cash used for investing activities during the third quarter of 2008 was $554,402 (2007 - $792,638).  Significant items include investments made in mineral properties interests and the recovery of mineral property deposit.  Investments made in mineral properties in the third quarter of 2008 was $1,051,592 (2007 - $815,653) and include payment of the remaining purchase price for the Matehaupil concession in Mexico ($320,781), staking and exploration of new claims in Nevada and Utah ($224,890), geochemical, geophysical and geological surveys undertaken on the San Carlos gold copper property in Mexico ($152,076), geochemical, geophysical and geological surveys and some additional staking on the Caldera gold property ($83,577) and on the Tuligtic gold property ($53,368), both in Mexico, further evaluation of the ATW diamond property in the Northwest Territories ($39,545), and further evaluation of the Elk gold property in B.C. ($35,562). Investments in mineral properties interests are net of any proceeds received from option agreements and costs recovered.  Upon payment of the remaining purchase price for the Matehuapil claims, the mineral property deposit of $446,964 was returned to the Company.

Cash used in operations in the nine months ended September 30, 2008 was $760,858 (2007 - $1,552,197) after adjusting for non-cash activities.   Significant changes in non-cash items include future income tax recovery, income on mineral property options, write-down of mineral properties, loss on sale of securities and stock option compensation.

During the current nine month period, $240,878 was received from the issuance of 100,000 flow-through common shares at $2.50 per share pursuant to a private placement less share issue costs and $428,672 was received on the exercise of 663,271 stock options.  $885,355 was received during the same period of the prior year from the exercise of 756,792 stock options.

Cash used for investing activities during the nine months ended September 30, 2008 was $1,357,706 (2007 - $2,889,199).  Significant items include the sale of equity securities, investments made in mineral properties interests and the recovery of mineral property deposit discussed above.  Proceeds from the sale of equity securities were $939,618 (2007 - $452,096). The Company disposes of its equity securities when favorable market conditions exist for any of its holdings.   Investments made in mineral properties in the nine months ended September 30, 2008 was $2,763,433 (2007 - $3,290,564) and include full payment of the remaining purchase price for the Matehaupil concession in Mexico ($419,587), a drill program and further evaluation on the ATW diamond property in the Northwest Territories ($368,031), further evaluation of the Elk gold property in B.C. ($255,455), geophysical, geochemical and geological surveys and some additional staking on the Caldera gold property ($281,423) and on the Tuligtic gold property ($163,025), both in Mexico, staking and exploration of new claims in Nevada and Utah ($224,891), and geophysical, geochemical and geological surveys on the San Carlos copper gold property in Mexico ($199,145).  Investments in mineral properties interests are net of any proceeds received from option agreements and costs recovered. Attached to this management’s discussion and analysis is a schedule of acquisition and deferred exploration expenditures on the Company’s primary properties during the nine months ended September 30, 2008.

SUBSEQUENT EVENT

The Company entered into a private placement financing of 86,000 units at a price of $0.70 per unit.  Each unit consists of one flow-through share and one non-flow-through warrant entitling the holder to purchase one additional common share at a price of $1.00 per share for one year from the closing.  This financing is subject to regulatory approval.

EXPLORATION PROJECTS - CANADA

Elk - The Company is considering various options to advance this high grade project, keeping the changing price of gold in mind.  Expressions of interest in the project have been received from several parties. A 43-101 standard resource estimate is available at www.sedar.com.  During the nine months ended September 30, 2008, $255,455 was spent on the evaluation of the property.

Ponderosa – This property was staked and is 100% held by the Company. The property is within the Spences Bridge Group volcanic assembly near Merritt, B.C. Results of a drill program carried out in 2007 by an optionee have been evaluated and indicate that the main target remains to be tested.  The Company incurred $6,789 in costs on the property during the nine months ended September 30, 2008, primarily on claim maintenance costs, which were written off to operations.

Skoonka Creek - The Skoonka Creek property was staked by the Company and optioned to Strongbow.  During 2006, Strongbow earned a 51% interest in the property. The Company decided not to participate in the 2007 work program and estimates its interest will be diluted to 32%.  Strongbow completed the work program on the property.  During the nine months ended September 30, 2008, the Company incurred $27,602 in costs for mandatory remediation of the property which was written off to operations.

Nicoamen River - The Nicoamen River property was staked by the Company and is 100% held.  At the end of 2007, the Company entered into an agreement with Zenith Industries Corp. (“Zenith”) whereby Zenith can earn a 60% interest by incurring exploration expenditures of $4,000,000 by December 31, 2012 and issue 1,000,000 shares to the Company by December 31, 2010.  During the nine months ended September 30, 2008, the Company incurred $3,187 in claim maintenance costs on the property which are not recoverable from Zenith.  The Company has no planned 2008 exploration program with all work being conducted by Zenith.

Merit and Brookmere – These properties were staked during 2004 and are 100% held. The properties were optioned to Williams Creek Explorations Ltd. (“Williams Creek”) whereby Williams Creek can earn a 60% interest in either or both of these properties by spending $4 million on exploration and issuing 1,000,000 shares to Almaden in staged payments over six years. During the quarter ended September 30, 2008, Williams Creek relinquished its option on the Brookmere property and after reviewing the data, the Company conducted a geochemical soil survey to find the extent of anomalous gold values that remain open.  During the nine months ended September 30, 2008, the Company incurred $30,532 in costs on a geochemical soil and stream sediment sampling survey on the Brookmere property. The Company has no planned 2008 exploration program for the Merit property with all work being conducted by Williams Creek. No costs were incurred on the Merit property by the Company during the nine months ended September 30, 2008.

ATW - The Company has a net 57.7% interest in this diamond property through its ownership of ATW Resources Ltd. which is holding the claims in trust.  During the second quarter of 2008, the Company completed a till sampling program with encouraging results. A kimberlite indicator mineral (KIM) plume was traced to what is believed to be its source.  Results of electron microprobe analysis of some KIMs indicated the possibility of five separate sources of these minerals clustered in an area of about two by one and a half kilometers. A review of previous geophysical anomalies will be conducted to select coincident targets.  Land use permit applications for a drill program to test these targets are being prepared.  This will include consultation with several First Nations and other groups.  During the nine months ended September 30, 2008, the Company incurred $368,031 of costs on the property.

Tarsis Capital Corp. The Company owns 4,100,000 common shares of Tarsis Capital Corp. (“Tarsis”), representing 33% of the issued and outstanding shares of Tarsis. Some of the shares are subject to Escrow Restrictions as imposed by the TSX Venture Exchange. The shares were acquired during 2007 pursuant to the terms of an agreement under which Tarsis acquired the MOR, Cabin Lake, Caribou Creek, Goz Creek, Tim, Meister River, and Erika properties.  In addition, a 2% net smelter return royalty is payable to the Company with regard to minerals produced, saved and sold from the properties. An additional 500,000 common shares of Tarsis was issued now that Tarsis has entered into an option agreement with an arm’s length third party whereby that party agreed to expend a minimum of $500,000 to earn its interest and has incurred expenditures of $200,000 within 24 months of the closing date of the agreement.  Tarsis optioned the Tim claims to a third party and the spending required to trigger the share issue was completed.  Also during the second quarter, the Company sold Tarsis the Prospector Mountain copper silver gold prospect for $30,000, 100,000 common shares and a 2% NSR.

EXPLORATION PROJECTS - MEXICO

Caballo Blanco  - During 2007, Almaden re-acquired a 100% interest in the property subject to a sliding scale NSR. A program consisting of surface geochemical surveys and geological work was carried out, which developed several new drill targets.  The Company entered into an agreement with Canadian Gold Hunter Corp. (“CGH”) whereby CGH can acquire a 70% interest in the property by issuing 1 million shares of CGH to Almaden (received) and making a US$500,000 payment (received), spending US$12.0 million on exploration and funding all costs required for the completion of a bankable feasibility study.  A work program which includes geologic mapping, geochemical and geophysical surveys and drilling started late in 2007 and is continuing in 2008.  All work is being conducted by CGH.  The Company incurred $56,340 of costs on the property during the nine months ended September 30, 2008 which were not recovered from CGH.  News releases describing the results are available at www.sedar.com.

Yago – During 2007, the Company entered into an agreement with Consolidated Spire Ventures Ltd. (“Spire”) whereby Spire can acquire a 60% interest in the property by issuing 800,000 shares of Spire to Almaden and spending US$3.5 million on exploration.  Spire conducted topographic surveys, geological mapping and trenching on several veins.  A 3,000 metre drill program was halted by the rainy season.  The shallow holes drilled all intersected quartz veins. During the nine months ended September 30, 2008, the Company incurred $14,298 of costs maintaining the property which are recoverable from Spire.

San Carlos  - During the nine months ended September 30, 2008, the Company incurred $199,145 of costs  on geochemical, geophysical and geological surveys and maintaining the claims, $61,782 of which was written off to operations.  The Company recently completed a geochemical soil and IP geophysical survey at a new area of the property.  These results were reported on a news release of October 15, 2008 and define a new copper-gold target.  The Company plans further work in 2008.

Santa Isabela and Matehuapil - In December 2007, the Company entered into an option agreement with Apex Silver Mines Limited (“Apex”) whereby Apex can acquire a 60% interest in the Matehuapil mineral concession by making payments of Mexican peso $3,312,000 by July 10, 2009, being 60% of the purchase payments (Mexican peso $1,987,200 received), and spending US$2.6 million on exploration by December 1, 2013.  The Company has no planned 2008 exploration program with all work being conducted by Apex.  Apex has advised that a field crew is currently working on the project.  During the third quarter of 2008, the Company made all remaining purchase payments of $419,587 and recovered the mineral property deposit of $446,964, plus interest, required to guarantee payment for the concession.

Viky - The Company optioned this wholly owned project to Apex Silver Mines Limited (“Apex”) whereby Apex has an option to earn a 60% interest by spending US$5.6 million on exploration and making cash payments of US$1.35 million to Almaden over 5 years.  During the nine months ended September 30, 2008, the Company received a payment from Apex of $101,149 cash and incurred $7,760 in cost on the property.  Apex completed a drill program in February 2008 and has informed Almaden that it will relinquish its option on the property.

Tuligtic - During the nine months ended September 30, 2008, the Company incurred costs of $163,025 on geochemical, geophysical and geological surveys and some additional staking on the property, including $30,945 to maintain the claims which were written off to operations.  Further geochemical and geophysical surveys conducted have enlarged the copper gold porphyry target and found a new and previously unknown area of anomalous values in several metals.  Geological mapping of these new areas will be conducted in the fourth quarter.  A new partner is being sought for the project.

Bufa - The Company re-negotiated the option with Lincoln Gold Corporation (“Lincoln”).  The Company has no planned 2008 exploration program with all work being conducted by Lincoln.  Lincoln commenced a drill program in March 2008 and released initial results on June 23, 2008.  The Company issued its own release on July 10, 2008.  These new releases are available at www.sedar.com.

EXPLORATION PROJECTS – UNITED STATES

Nevada and Utah – The Company has been actively prospecting in Nevada and Utah.  This work has resulted in the acquisition of several properties by staking in 2007 and some of these properties were expanded in this period.  Exploration work consisting of alteration mapping, geochemical soil surveys, stream silt surveys and Induced Polarization geophysics were carried out on several of these properties. The Company’s claims over one area in Utah have been relinquished.   During

the nine months ended September 30, 2008, the Company incurred costs of $118,850 on acquisition and $321,348 on exploration of the properties.

Qualified Person under NI 31-101

Morgan Poliquin, P.Eng., a qualified person under the meaning of National Instrument 43-101 and the President, Chief Operating Officer and a Director of Almaden, has reviewed the technical information in this Management’s Discussion and Analysis.

ADDITIONAL DISCLOSURES

Disclosure controls and procedures

As at September 30, 2008, an evaluation was carried out under the supervision of and with the participation of the Company’s chief executive officer and chief financial officer, of the effectiveness of the Company’s disclosure controls and procedures.  Based on that evaluation, the officers concluded that as at September 30, 2008, the design and operation of these disclosure controls and procedures are effective at the reasonable assurance level.

Internal controls over financial reporting

The Company’s chief executive officer and chief financial officer have designed, or have caused to be designed under their supervision, internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP.

There has been no significant change in the Company’s internal control over financial reporting during the nine months ended September 30, 2008 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Contractual commitments

The Company is committed under an operating lease for its office premises with the following aggregate minimum lease payments to the expiration of the lease on January 31, 2011. The Company is also committed to making acquisition payments of US$10,000 in 2008 and 2009 for the Gallo de Oro claim. In April 2007 the Company entered into contracts with its CEO and COO for remuneration of $140,000 annually for two years, renewable for two additional successive terms of 2 years. The Company also entered into an agreement with its CFO and a company controlled by him for a term of one year, renewable for additional successive terms of 12 months for remuneration of $6,000 per month for the first three months and $5,000 per month thereafter. All of these agreements are expected to be renewed.  Although the Company does have government requirements in work and/or taxes to maintain claims held, the decision to keep or abandon such claims is not contractual but at its discretion.  All other property option payments on its projects have been assumed by third parties who are earning their interests in the projects. The following table lists the total contractual commitments as at September 30, 2008 for each period.

	2008	2009	2010	2011	Total

Office lease	$12,200	$59,130	$60,070	$5,000	$136,400
Property acquisition Executive employment contracts	$9,900 $70,000	$9,900 $280,000	- $280,000	- 70,000	$19,800 $700,000
Financial services agreement	$15,000	$55,000	-	-	$70,000

Off-balance sheet arrangements

The Company has no off-balance sheet arrangements other than disclosed above.

Critical accounting estimates

All costs relating to the acquisition, exploration and development of the Company’s mineral properties are capitalized and all income from mineral property options is credited against these costs. Should commercial production commence, these cost will be amortized. When a property is abandoned or when there is indication of impairment, all related costs are charged to operations.

The carrying value of the Company’s property, plant and equipment is compared to estimated net recoverable amounts and should the carrying value exceed its estimated recoverable amount, all amounts related to the impairment are charged to operations.

The Company’s financial assets and liabilities are cash and cash equivalents, accounts receivable and prepaid expenses, marketable securities, inventory, accounts payable and mineral taxes payable. Other than marketable securities (see Changes in accounting policies below), the fair values of its financial instruments are estimated to be their carrying values due to their short-term nature. Cash and cash equivalents includes short-term money market instruments which, on acquisition, have a term to maturity of three months or less and expose us to minimal risk.

CICA Handbook section 3870 Stock-Based Compensation and Other Stock-Based Payments establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services.  The Company determines compensation expense using Black-Scholes Option Pricing Model based on estimated fair values of all stock-based awards at the date of grant and expense such to operations over the vesting period.  The Black-Scholes Option Pricing Model utilizes subjective assumptions such as expected price volatility and expected life of the option.  Changes in these input assumptions can significantly affect the fair value estimate.

Changes in accounting policies

On January 1, 2008, the Company adopted the following provisions of the Canadian Institute of Chartered Accountants (“CICA”) Handbook Sections.  There was no material impact on the Company’s financial condition or operating results as a result of the adoption of these new standards:

(a)

Section 3862 – Financial Instruments – Disclosures, which replaces Section 3861 and provides expanded disclosure requirements that provide additional detail by financial asset and liability categories.

(b)

Section 3863 – Financial Instruments – Presentation, to enhance financial statement users’ understanding of the significance of financial instruments to an entity’s financial position, performance and cash flows.

(c)

Section 1535 – Capital Disclosures, which establishes standards for disclosing information about an entity’s capital and how it is managed.  Under this standard, the Company will be required to disclose the following, based on the information internally, to the Company’s key management personnel:

•

qualitative information about its objectives, policies and processes for managing capital;

•

summary quantitative data about what it manages as capital;

•

whether during the period it complied with any externally imposed capital requirement to which it is subject; and

•

when the Company has not complied with such externally imposed capital requirements, the consequences of such non-compliance.

Convergence with International Financial Reporting Standards

In February 2008, the Canadian Accounting Standards Board confirmed that the use of International Financial Reporting Standards ("IFRS") would be required for Canadian publicly accountable enterprises for years beginning on or after January 1, 2011. The conversion to IFRS will affect interim and annual financial statements relating to years beginning on or after January 1, 2011. The Company is currently evaluating the impact of adopting IFRS and, in particular, the impact of early adoption of IFRS.

Financial instruments

The fair values of the Company’s cash and cash equivalents, short-term investments and interest receivable, GST and VAT receivable, prepaid expenses and deposits and accounts payables and accrued liabilities approximate their carrying values.

The Company’s financial instruments are exposed to certain financial risks, including currency risk, credit risk, liquidity risk, interest risk and commodity price risk.

(a)

Currency risk

The Company’s property interests in Mexico make it subject to foreign currency fluctuations and inflationary pressures which may adversely affect the Company’s financial position, results of operations and cash flows.  The Company is affected by changes in exchange rates between the Canadian Dollar and foreign functional currencies.  The Company does not invest in foreign currency contracts to mitigate the risks.

(b)

Credit risk

The Company’s cash and short-term investments are held in large Canadian financial institutions and government securities.  Short-term investments are composed of financial instruments issued by Canadian banks as well as Canadian governments.  These investments mature at various dates over the current operation period.  The Company does not have any asset-backed commercial paper in its short-term investments.  The Company’s GST and VAT receivable consists primarily of goods and services tax due from the federal government of Canada and value-added tax due from the government of Mexico.

(c)

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.  The

Company manages liquidity risk through the management of its capital structure.

Accounts payable and accrued liabilities are due within the current operating period.

(d)

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.  The risk that the Company will realize a loss as a result of a decline in the fair value of the short-term investments is limited because these investments, although available for sale, are generally held to maturity.

(e)

 Commodity price risk

The ability of the Company to explore its mineral properties and the future profitability of the Company are directly related to the market price of gold and other precious metals.  The Company has not hedged any of its potential future gold sales.  The Company’s input costs are also affected by the price of fuel.  The Company monitors gold and fuel prices to determine the appropriate course of action to be taken by the Company.

Outstanding share data

The Company’s authorized capital consists of an unlimited number of common shares without par value. As at November 12, 2008, 45,439,829 common shares were outstanding.

During the nine months ended September 30, 2008, $240,878 was received pursuant to a private placement net of share issue costs and $428,672 was received from the exercise of stock options.  Subsequently, $91,539 was received from the exercise of stock options.

The following table summarizes information about warrants outstanding at November 12, 2008:

Number of warrants	Expiry date	Exercise price

25,000	March 20, 2010	$3.00

The Company grants directors, officers, employees and contractors options to purchase common shares under its Stock Option Plan. This plan and its terms are detailed in Note 8(c) to the consolidated financial statements.

On March 17, 2008, the Company granted 15,000 options to an employee and 25,000 options to a contractor at an exercise price of $2.35 per share expiring on March 17, 2013.

On September 15, 2008, the Company granted 100,000 options to an employee and 40,000 options to a contractor at an exercise price of $1.07 per share expiring on September 15, 2010.

The following table summarizes information about stock options outstanding at November 12, 2008:

Number of shares	Expiry date	Exercise price

25,000	September 7, 2009	$2.23
154,000	December 1, 2009	$0.39
806,000	December 14, 2009	$1.67
240,000	June 17, 2010	$1.79
140,000	September 15, 2010	$1.07
1,795,000	July 6, 2011	$2.50
500,000	September 10, 2012	$2.32
100,000	November 15, 2012	$2.68
50,000	December 13, 2012	$2.52
40,000	March 17, 2012	$2.35
3,850,000

Related party transactions

A company controlled by the Chief Executive Officer of the Company was paid $105,000 (2007 - $105,000) for technical services and $12,275 (2007 - $24,912) for general and administrative services during the nine months ended September 30, 2008.

A company controlled by an officer of the Company was paid $46,000 (2007 - $NIL) for professional services rendered during the nine months ended September 30, 2008.

An officer of the Company was paid $37,406 (2007 - $101,423) for technical services rendered during the nine months ended September 30, 2008.

A company with a common officer holds 25,000 warrants of the Company

The Company has an investment in a company which has optioned properties from the Company which have one director in common with the Company.

Accounts payable at September 30, 2008 included $NIL (2007 - $1,350) due to related companies.

Proposed transactions

The Company has no proposed transactions at this time.

Trends

Mineral exploration has been cyclical and the industry has been very active spurred on by high metal prices and the volume of demand based mainly on activity in Asia. At the time of writing, these price rises are being reversed.  In earlier periods, the need for new projects was largely filled with divestment of properties owned and developed by state owned organizations and companies grew through mergers or acquisitions. There are fewer such opportunities remaining; as such there is demand from both junior and larger companies for advanced mineral properties to develop.  At the same time, environmental groups have successfully lobbied for more wilderness areas and parks where exploration and mining activities are not permitted.  Native groups are actively pursuing land claims and there is a rise of militant national and religious groups in many parts of the world. These issues tend to restrict the areas where mineral exploration and development of new mines can occur. This should make areas permissive to exploration more attractive. At the same time, with a shortage of experienced explorationists along with current metal prices and fluctuations in demand due to the current economic situation, there is a threat of severe recession.  This may adversely affect the exploration and demand for base metals for the duration of recession.  Gold prices have recently been subjected to many large fluctuations.  The inability of junior exploration companies to obtain financing may last for some time.

Risks and uncertainties

In the Company’s focus on the acquisition, exploration and development of mineral properties, it is subject to a number of risks and uncertainties, the more significant of which are discussed below. Additional risks and uncertainties not presently known to the Company may impact its future financial results.

Market volatility for marketable securities

The Company’s marketable securities consist of shares of exploration companies which are historically very volatile.  There is no assurance that the Company will be able to recover the current fair market value of those shares.  The Company also may hold large number of shares in those companies which may be difficult to sell in illiquid markets from time to time.

Industry

The Company is engaged in the exploration of mineral properties, an inherently risky business. There is no assurance that a mineral deposit will ever be discovered and economically produced. Most exploration projects do not result in the discovery of commercially mineable ore deposits.  If market conditions make financings difficult, it may be difficult for the Company to find joint venture partners.

Reserve and mineralization estimates

The estimation of reserves and mineralization is a subjective process and the accuracy of any such estimates is a function of the quality of available data and of engineering and geological interpretation and judgment. No assurances can be given that the volume and grade of reserves recovered and rates of production will not be less than anticipated.

Gold and metal prices

The price of gold is affected by numerous factors including central bank sales, producer hedging activities, the relative exchange rate of the U.S. dollar with other major currencies, supply and demand, political, economic conditions and production levels. In addition, the price of gold has been volatile over short periods of time due to speculative activities. The price of other metals and mineral products that the Company may explore for all have the same or similar price risk factors.

Cash flows and additional funding requirements

The Company currently has no revenue from operations. If any of its exploration programs are successful and optionees of properties complete their earn-in, the Company would have to provide its share of ongoing exploration and development costs in order to maintain its interest or be reduced to a royalty interest. Additional capital would be required to put a property into commercial production. The sources of funds currently available to the Company are the sale of its inventory of gold, marketable securities, equity capital or the offering of an interest in its projects to another party. The Company currently has sufficient financial resources to undertake all of its planned exploration programs.  However, the companies to which the Company options properties could well have difficulty in financing such projects.

Exchange rate fluctuations

Fluctuations in currency exchange rates, principally the Canadian/U.S. dollar exchange rate, can impact cash flows. The exchange rate has varied substantially over time. Most of the Company’s exploration expenses in Mexico are denominated in U.S. dollars. Fluctuations in exchange rates may give rise to foreign currency exposure, either favourable or unfavourable, which will impact financial results. The Company does not engage in currency hedging to offset any risk of exchange rate fluctuation.

Environmental

Almaden’s exploration and development activities are subject to extensive laws and regulations governing environment protection.  The Company is also subject to various reclamation-related conditions. Although the Company closely follows and believes it is operating in compliance with all applicable environmental regulations, there can be no assurance that all future requirements will be obtainable on reasonable terms. Failure to comply may result in enforcement actions causing operations to cease or be curtailed and may include corrective measures requiring capital expenditures.  Intense lobbying over environmental concerns by NGOs have caused some governments to cancel or restrict development of mining projects. Current publicized concern over climate change may lead to carbon taxes, requirements for carbon offset purchases or new regulation.  The costs or likelihood of such potential issues to the Company cannot be estimated at this time.

Laws and regulations

The Company’s exploration activities are subject to extensive federal, provincial, state and local laws and regulations governing prospecting, development, production, exports, taxes, labour standards, occupational health and safety, mine safety and other matters in all the jurisdictions in which it operates. These laws and regulations are subject to change, can become more stringent and compliance can therefore become more costly. The Company applies the expertise of its management, advisors, employees and contractors to ensure compliance with current laws and relies on its land man in Mexico and legal counsel in both Mexico and the United States.

Title to mineral properties

While the Company has investigated title to its mineral properties, this should not be construed as a guarantee of title. The properties may be subject to prior unregistered agreements or transfers and title may be affected by undetected defects. Unresolved native land claim issues in Canada may affect its properties in this jurisdiction in the future.

Possible dilution to present and prospective shareholders

The Company’s plan of operation, in part, contemplates the financing of its business by the issuance of securities and possibly, incurring debt.  Any transaction involving the issuance of previously authorized but unissued shares of common stock, or securities convertible into common stock, would result in dilution, possibly substantial, to present and prospective holders of common stock. The Company usually seeks joint venture partners to fund in whole or in part exploration projects.  This dilutes the Company’s interest in properties.  This dilution is undertaken to spread or minimize the risk and to expose the Company to more exploration plays.  However, it means that any increased market capitalization or profit that might result from a possible discovery would be shared with the joint venture partner.  There is no guarantee that the Company can find a joint venture partner for any property.

Material risk of dilution presented by large number of outstanding share purchase options and warrants

At November 12, 2008 there were 3,850,000 stock options and 25,000 warrants outstanding. Directors and officers hold 3,490,000 of the options and 360,000 are held by employees and consultants of the Company.

Trading volume

The relatively low trading volume of the Company’s shares reduces the liquidity of an investment in its shares.

Volatility of share price

Market prices for shares of early stage companies are often volatile.  Factors such as announcements of mineral discoveries, financial results, and other factors could have a significant effect on share price.

Competition

There is competition from other mining exploration companies with operations similar to the Company’s. Many of the companies with which it competes have operations and financial strength greater than the Company’s.

Dependence on management

The Company depends heavily on the business and technical expertise of its management.

Conflict of interest

Some of the Company’s directors and officers are directors and officers of other natural resource or mining-related companies.  These associations may give rise from time to time to conflicts of interest. As a result of such conflict, the Company may miss the opportunity to participate in certain transactions.

Forward looking statements

Certain information included in this discussion may constitute forward-looking statements. Forward-looking statements are based on current expectations and entail various risks and uncertainties. These risks and uncertainties could cause or contribute to actual results that are materially different than those expressed or implied. The Company disclaims any obligation or intention to update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.

OUTLOOK

The Company’s strong cash position will enable it to continue its exploration efforts in Mexico, the United States and Canada, seeking to identify new projects through early stage grass roots exploration and managing risk by forming joint ventures in which partner companies explore and develop such projects in return for the right to earn an interest in them.

The current credit contraction and market conditions may last for some time and have already caused a severe downturn in the stock market.  Therefore, the Company plans to proceed with prudence and caution so that it will still be in a strong competitive position when market conditions for exploration projects improve and also so it may take advantage of bargain opportunities that may present under current conditions.

Management believes that precious metal prices will improve and when that happens there should be renewed demand for the Company’s properties.

Almaden Minerals Ltd.
Schedule of mineral properties
Acquisition and deferred exploration expenditures
For the nine months ended September 30, 2008
(unaudited)			Canada					Mexico
	Elk	ATW	Merit	Nicoamen River	Skoonka Creek	Caballo Blanco	Viky	Tuligtic	Fuego	San Carlos	Yago	Caldera	Various Other	Total 2008	Total 2007
	$	$	$	$	$	$	$	$	$	$	$		$	$	$
Mineral properties,
Balance, beginning of period	1,075,694	46,451	7,434	5,296	1	1	113,339	5,166	1	36,201	1	16,253	381,816	1,687,654	2,024,923
Additions								5,700				31,003	646,589	683,292	2,427,083
Proceeds from options							-91,811				-25,657		-133,988	-251,456	-3,853,077
Recoveries													-68,398	-68,398	-25,484
Writedown of deferred
acquisition costs													-344,737	-344,737	-220,939
Income on mineral properties											25,657		96,408	122,065	1,335,148

Balance, end of period	1,075,694	46,451	7,434	5,296	1	1	21,528	10,866	1	36,201	1	47,256	577,690	1,828,420	1,687,654

Deferred Exploration Costs
Balance, beginning of year	4,575,173	53,549	38,448	36,968	0	0	1,579	115,856	0	41,519	0	787	297,102	5,160,981	4,380,055

Costs incurred during the period
Drilling		326,563												326,563	410,645
Professional/technical fees	37,725	14,727				31,518	6,714.97	25,357	8,661	37,482	515	41,518	118,667	322,884.97	402,523
Claim maintenance/lease cost	1,500	9,630		3,186			24	30,945	13,361	61,782	13,783	45,721	282,505	462,437	447,320
Geochemical	1,381	17,673				8,605		57,919		19,033		81,117	289,546	475,274	254,710
Travel and accomodation	21,603					21,492	1,020	18,143	7,916	29,103		39,295	89,100	227,672	211,943
Geology, engineering	188,811							2,475				8,325	11,025	210,636	372,975
Salaries and wages		1,670				3,827		19,253		25,234		10,944	17,696	78,624	122,830
Supplies & misc.	560					11,115		3,234		9,011		11,980	17,824	53,724	52,239
Geophysical										17,500		11,520		29,020	63,827
Helicopter														0	56,881
Reclamation, environmental	3,875				27,602									31,477	145,895
Proceeds from options			-24,000	-20,000			-9,338				-593		-89,402	-143,333	-253,722
Recoveries		-2,232				-20,217					-13,705		-3,951	-40,105	-1,059,024
Write-down of deferred
exploration costs					-27,602			-30,945	-29,938	-61,782		-45,721	-526,235	-722,223	-525,934
Income on mineral properties														0	77,819
	255,455	368,031	-24,000	-16,814	0	56,340	-1,579.03	126,381	0	137,363	0	204,699	206,775	1,312,650.97	780,926

Balance, end of period	4,830,628	421,580	14,448	20,154	0	56,340	-0.03	242,237	0	178,882	0	205,486	503,877	6,473,631.97	5,160,981

Total	5,906,322	468,031	21,882	25,450	1	56,341	21,527.97	253,103	1	215,083	1	252,742	1,081,567	8,302,051.97	6,848,635